
14007642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Received SEC

JUN 2 3 2014

Washington, DC

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013 **Commission file number 001-03344**

THE HILLSHIRE BRANDS COMPANY 401(K) PLAN
(Full title of the plan)

THE HILLSHIRE BRANDS COMPANY
400 South Jefferson Street
Chicago, Illinois 60607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
THE HILLSHIRE BRANDS COMPANY 401(K) PLAN
December 31, 2013 and 2012

CONTENTS



Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
The Hillshire Brands Company 401(k) Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hillshire Brands Company 401(k) Plan ("the Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2014

The Hillshire Brands Company 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2013

	Allocated	Unallocated	Total
Assets			
Plan interest in investments of The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans, at fair value (Note E)	$ 661,518,091	$ 83,724,372	$ 745,242,463
Plan interest in notes receivable, notes payable and other assets and liabilities of The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans (Note E)	17,028,825	(50,429,634)	(33,400,809)
Net assets reflecting all investments at fair value	678,546,916	33,294,738	711,841,654
Adjustment from fair value to contract value for fully benefit-responsive contracts	(3,647,765)	-	(3,647,765)
Net assets available for benefits	$ 674,899,151	$ 33,294,738	$ 708,193,889

The accompanying notes are an integral part of this statement.

The Hillshire Brands Company 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2012

	Allocated	Unallocated	Total
Assets			
Plan interest in investments of The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans, at fair value (Note E)	$ 589,385,289	$ 79,769,653	$ 669,154,942
Plan interest in notes receivable, notes payable and other assets and liabilities of The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans (Note E)	$ 15,683,290	$ (57,993,922)	$ (42,310,632)
Net assets reflecting all investments at fair value	605,068,579	21,775,731	626,844,310
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,877,195)	-	(7,877,195)
Net assets available for benefits	$ 597,191,384	$ 21,775,731	$ 618,967,115

The accompanying notes are an integral part of this statement.

The Hillshire Brands Company 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2013

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 12,694,103	$ 9,889,873	$ 22,583,976
Participant	27,211,420	-	27,211,420
Investment income			
Plan interest in The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans' net investment gain (Note E)	103,480,419	15,489,518	118,969,937
Total additions	143,385,942	25,379,391	168,765,333
Deductions			
Benefits paid to participants	73,885,690	-	73,885,690
Interest expense	-	3,527,238	3,527,238
Administrative expenses	2,124,793	838	2,125,631
Total deductions	76,010,483	3,528,076	79,538,559
Allocation of shares (net of dividends) of The Hillshire Brands Company stock, at fair value (Note D)	10,332,308	(10,332,308)	-
Net increase	77,707,767	11,519,007	89,226,774
Net assets available for benefits			
Beginning of the year	597,191,384	21,775,731	618,967,115
End of the year	$ 674,899,151	$ 33,294,738	$ 708,193,889

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of The Hillshire Brands Company 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the applicable summary plan description for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of The Hillshire Brands Company ("the Company") should refer to the Supplements section of the Plan for additional information about such plans.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective June 28, 2012, the plan name was changed from Sara Lee Corporation 401(k) Plan to The Hillshire Brands Company 401(k) Plan. Additionally, the Company authorized a reverse stock split as of June 28, 2012 where each Participant who had a closing balance in Sara Lee Corporation common stock received 1 share of the Company's common stock for every 5 shares of Sara Lee Corporation common stock held.

Also effective June 28, 2012, the Company authorized a spin-off of all stock of a U.S. subsidiary. As part of that transaction, each Participant who had a closing balance in the Company stock as of that date was eligible to receive an interest in the stock of the spun-off subsidiary. These same Participants also received a special $3 per share cash dividend as of that date.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Company's Employee Benefits Administrative Committee ("EBAC") and as defined in the Plan, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan. Effective January 1, 2012, the automatic contribution rate was increased from 4% to 5%. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan. Effective January 1, 2008, the Plan adopted an amendment that provided for a contribution escalation clause. This provision assumes that each participant who is contributing less than 15% of compensation to the Plan on September 15 of each year shall be deemed to have elected to increase his or her deferral percentage by one percent (1%) on and after, until the maximum percentage is reached. Notwithstanding the foregoing, the maximum percentage of compensation a Participant who is a Highly Compensated Employee may elect to defer and contribute to the Plan for each Plan Year commencing on or after January 1, 2008 is seven percent (7%).

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

In 2005, salaried employees hired on or before June 30, 2005 were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Legacy Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under The Hillshire Brands Company Salaried Pension Plan (f/k/a the Sara Lee Corporation Salaried Pension Plan) ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "Current Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the Current Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan and the collective bargaining agreement.

The Plan was amended on April 30, 2010 in response to the fact that the Pension Plan was frozen on that date. The amendment provides that each eligible employee who was a participant in the Pension Plan and whose benefit accruals under that plan were frozen effective April 30, 2010 shall be a Current Program participant effective May 1, 2010. In addition, the amendment identified a group of participants whose employment category was reclassified on June 30, 2010 and whose benefit accruals under the Pension Plan were frozen effective June 30, 2010. This group of participants became Current Program participants effective July 1, 2010.

Program Component	Legacy Program	Current Program
Annual Company Contribution ("ACC")	Up to 2% of eligible pay	2.5% of eligible pay
Additional Annual Company Contribution ("AACC")	Not applicable	up to 2.5% of eligible pay
Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 5% of eligible pay contributed
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

The amount to be contributed for the AACC, if any, shall be determined by the Company in its discretion based on the Company's performance for the fiscal year ending within the applicable Plan Year for which the contribution is made. The AACC may be zero.

The Company may make the ACC and/or the matching contribution by (i) making a cash contribution which the trustee shall use to partially prepay a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, any withdrawals, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement (after reaching age 65) before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan applicable to those certain groups of participants if those participants repay to the Trustee any amounts previously distributed to them. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the EBAC. At December 31, 2013 and 2012, forfeited accounts totaled $101,219 and $420,541, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

NOTE A – DESCRIPTION OF PLAN – Continued

Investment Options

Participants may direct their total account balance among various investment options currently available to the Plan through The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans ("the HBC Investment Trust") in 1% increments. Participants may change their investment elections daily, subject to trading restrictions on certain funds.

Notes Receivable from Participants

Participants may borrow from their account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal.* As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within ten years. Participants may now have up to two loans outstanding at one time; however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon attainment of age 59½, termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the HBC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the investments of the HBC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. The Plan's interest in the HBC Investment Trust is stated at estimated fair value based upon the fair values of the underlying investments held in the master trust.

Fully Benefit-Responsive Investment Contracts

While the Plan's interest in the investments of the HBC Investment Trust is presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the HBC Investment Trust's interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer all of or a portion of their investments at contract value. The HBC Investment Trust holds direct interests in fully benefit-responsive contracts through its investment in the Interest Income Fund (see Notes C and E).

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Reclassifications

Certain amounts in the prior year have been reclassified to conform to current year presentation.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value of Long-Term Debt

The fair value of the Plan's interest in the long-term debt held within the HBC Investment Trust is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2 inputs). The Plan's long-term debt has a fair value of approximately $60,600,000 and $73,000,000 at December 31, 2013 and 2012, respectively.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion. Investment management fees and operating expenses charged to the Plan for investments in the collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

NOTE C – INVESTMENT CONTRACTS

The HBC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the HBC Investment Trust. The interest income fund is maintained by Invesco Group Trust ("Invesco") and consists of investments in several fully benefit responsive guaranteed investment contracts, synthetic guaranteed investment contracts, a pooled separate account and collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at fair value, with a corresponding adjustment to contract value (see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management

NOTE C – INVESTMENT CONTRACTS - Continued

believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the statement of net assets available for benefits as *Adjustment from fair value to contract value for fully benefit-responsive contracts.*

	2013	2012
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [(1)]	1.92%	2.45%
Based on interest rate credited to participants[(2)]	1.95%	2.29%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – NOTES PAYABLE

The Sara Lee Corporation Employee Stock Ownership Plan and The Earthgrains Company Employee Stock Ownership 401(k) Plan ("the Merged ESOPs") merged into the Plan effective December 31, 2002. The Merged ESOPs were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets that do not serve as collateral for the notes payable and that participants have vested rights in. The unallocated account represents Company stock that serves as collateral for the notes payable. As the debt is paid down, shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the HBC Investment Trust and, therefore, is reflected as a liability of the HBC Investment Trust and as part of the Plan's interest in the HBC Investment Trust in the statements of net assets available for benefits.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the employee stock ownership plan ("ESOP") portion of the plan, which financing will be available from the Company, and the extension of the release of shares under the ESOP portion of the Plan through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%.

NOTE D – NOTES PAYABLE - Continued

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New ESOP Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New ESOP Note to be repaid (semiannually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New ESOP Note for the next five years and thereafter is as follows:

2014	$ 2,791,156
2015	4,042,287
2016	3,890,088
2017	3,755,674
2018	3,637,249
Thereafter	32,774,300

As of December 31, 2013, 2,503,719 unallocated shares of Company stock were pledged to secure the note payable. During 2013, 310,682 shares of Company common stock, with a fair value of $10,332,308, were released from the Plan's unallocated shares, as a result of the current year repayments of the ESOP debt.

Effective June 15, 1999, the New ESOP Note outstanding principal bears an interest rate of 6.3%, payable semiannually commencing December 15, 1999.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

NOTE E – INTEREST IN HBC INVESTMENT TRUST

The Plan's investments are in the HBC Investment Trust, which was established for the investment of the assets of the Plan and several other defined contribution plans sponsored by the Company. As of July 24, 2006, the Plan became the sole plan in the HBC Investment Trust. The Northern Trust Company held and continues to hold the net assets of the HBC Investment Trust.

The following investments individually represent 5% or more of net assets available for benefits as of December 31, 2013 and 2012:

	2013	2012
Common collective trusts		
BlackRock Russell 2000	$ 60,412,681	$ -
BlackRock S&P 500	111,162,108	-
BlackRock LifePath Retirement Fund	37,305,700	-
BlackRock LifePath 2025 Fund	48,191,417	-
BlackRock LifePath 2035 Fund	34,031,610	-
Mutual funds		
Vanguard Small Cap	-	41,144,148
Vanguard Institutional Index	-	45,172,275
Vanguard 2025 Fund	-	32,078,677
Vanguard Balanced Index	-	32,510,061
Vanguard Bond Index	-	30,608,440
Non participant directed common stock		
HSH stock-allocated	65,574,736	43,488,822
DEMB stock-allocated	-	57,738,848
HSH stock-unallocated	83,724,363	60,571,971
DEMB stock-unallocated	-	18,931,902*
Underlying investments of the Interest Income Fund		
Common collective trusts		
Invesco multi manager intermediate gov/credit fund	35,539,580	36,696,514
Invesco short-term bond fund	43,757,991	46,237,376

* - Amount not over 5% individually; included as total holdings of the security were over 5%.

At December 31, 2013 and 2012, the Plan's interest in the net assets of the HBC Investment Trust was 100% in allocated net assets and 100% in unallocated net assets.

The Plan's interest in the net assets of the HBC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the HBC Investment Trust as of December 31, 2013 and 2012 is as follows:

	December 31, 2013		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 65,576,409	$ 83,724,363	$ 149,300,772
Investment in collective trusts	569,474,227	9	569,474,236
Investment in separate account	22,255,977	-	22,255,977
Investment and wrap contracts	4,211,478	-	4,211,478
Total investments	661,518,091	83,724,372	745,242,463
Notes receivable from participants	16,977,205	-	16,977,205
Other receivables	321,375	461,120	782,495
Total assets	678,816,671	84,185,492	763,002,163
Liabilities	(269,755)	-	(269,755)
Notes payable	-	(50,890,754)	(50,890,754)
Net assets reflecting all investments at fair value	678,546,916	33,294,738	711,841,654
Adjustment from fair value to contract value for fully benefit-responsive contracts	(3,647,765)	-	(3,647,765)
Net assets of HBC Investment Trust	$ 674,899,151	$ 33,294,738	$ 708,193,889

NOTE E – INTEREST IN HBC INVESTMENT TRUST – Continued

	December 31, 2012		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 101,229,780	$ 79,503,872	$ 180,733,652
Investment in collective trusts	127,269,209	265,781	127,534,990
Investment in separate account	22,711,150	-	22,711,150
Investment in registered investment companies	334,109,459	-	334,109,459
Investment and wrap contracts	4,065,691	-	4,065,691
Total investments	589,385,289	79,769,653	669,154,942
Notes receivable from participants	15,420,227	-	15,420,227
Other receivables	732,394	859,362	1,591,756
Total assets	605,537,910	80,629,015	686,166,925
Liabilities	(469,331)	-	(469,331)
Notes payable	-	(58,853,284)	(58,853,284)
Net assets reflecting all investments at fair value	605,068,579	21,775,731	626,844,310
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,877,195)	-	(7,877,195)
Net assets of HBC Investment Trust	$ 597,191,384	$ 21,775,731	$ 618,967,115

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

HBC Investment Trust gains allocated 100% to the Plan for the year ended December 31, 2013 is as follows:

	Year ended December 31, 2013		
	Allocated	Unallocated	Total
Interest and dividend income	$ 3,732,750	$ 2,013,151	$ 5,745,901
Net appreciation in fair value of investments			
Corporate stocks – common	27,357,434	13,476,367	40,833,801
Investment in separate account	16,086	-	16,086
Investment in collective trusts	72,374,149	-	72,374,149
Net investment gains	$ 103,480,419	$ 15,489,518	$ 118,969,937

At December 31, 2013, the HBC Investment Trust held 4,464,686 shares of Company common stock. At December 31, 2012, the HBC Investment Trust held 3,698,042 shares of Company common stock. These shares had a fair value of $149,300,772 and $104,062,902 as of December 31, 2013 and 2012, respectively. During 2013, the HBC Investment Trust earned $2,630,409 of dividends on Company common stock.

Valuation of Investments in the HBC Investment Trust

Fair value is defined as the price that would be received by the HBC Investment Trust for an asset or paid by the HBC Investment Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the HBC Investment Trust's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the HBC Investment Trust has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect the HBC Investment Trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the HBC Investment Trust.

The fair values of mutual fund investments and publicly traded common stocks held by the HBC Investment Trust are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of participation units held by the HBC Investment Trust in collective trusts and the pooled separate account are based on their net asset values, as reported by the managers of the collective trusts and pooled separate account and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts and pooled separate account vary. Collective funds held in the Interest Income Fund include bond funds that hold short-term and medium-term corporate, government and government agency bonds and seek to maximize return relative to the Barclays Capital U.S. Intermediate Government/Credit Index or the Barclays Capital U.S. Government 1-5 Year Index or to maximize return relative to the Barclays Capital U.S. Aggregate Index. These collective funds are included in the fair value hierarchy table under bond or balanced funds, depending on their strategy. The pooled separate account held in the Interest Income Fund seeks to provide long-term total return in excess of the Barclays Capital U.S. Government/Credit 1-5 Year Index. The short-term investment fund holds short-term investments for principal preservation. The BlackRock collective funds held by the Plan outside of the Interest Income Fund are designed to match the performance of their respective benchmarks: S&P 500 Index, Russell 2000 Index, S&P MidCap 400 Index, Barclays Capital U.S. Aggregate Index, MSCI All Country World ex U.S. Investable Market Index, and BlackRock custom benchmarks. Accordingly, these funds are reported in the fair value hierarchy table under a variety of descriptions based upon their strategy. Each collective trust and the pooled separate account provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The fair values of the fixed rate traditional guaranteed investment contracts held in the Interest Income Fund in the HBC Investment Trust have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality (Level 3 inputs). The fair value of a security-backed synthetic investment contract and the separate account is the sum of the fair values of the underlying collective trusts (Level 2 inputs). The fair values of wrap contracts associated with synthetic investment contracts within the HBC Investment Trust have been based upon the estimated replacement costs of the wrap contracts using current re-bid prices for similar wrapper contracts as of the financial statement dates (Level 3 inputs). The fair values of the wrapper contracts were $55,282 and $47,310 as of December 31, 2013 and 2012, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the HBC Investment Trust			
Collective trust – U.S. equity large-cap	$ -	$ 111,162,108	$ -
Collective trust – U.S. equity mid-cap	-	31,461,120	-
Collective trust– U.S. equity small-cap	-	60,412,681	-
Collective trust – balanced	-	21,335,130	-
Collective trust –lifepath funds		193,333,863	-
Collective trust – real assets		1,036,416	-
Collective trust – bonds	-	114,653,874	-
Collective trust – international	-	27,112,593	-
Collective trust - Short-term investment fund	-	8,966,451	-
Pooled separate account	-	22,255,977	-
Company common stock	149,300,772	-	-
Investment and wrap contracts	-	-	4,211,478
	$ 149,300,772	$ 591,730,213	$ 4,211,478

There were no transfers between Level 1 and Level 2 during 2013.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

	Fair Value Measurements at December 31, 2012 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the HBC Investment Trust			
Mutual funds – U.S. equity large-cap	$ 86,669,169	$ -	$ -
Mutual funds – U.S. equity mid-cap	19,569,786	-	-
Mutual funds – U.S. equity blended	78,214,838	-	-
Mutual funds – U.S. equity small-cap	41,144,148	-	-
Mutual funds – balanced	54,276,932	-	-
Mutual funds – bonds	30,608,440	-	-
Mutual fund – international	23,626,146	-	-
Company common stock	104,062,902	-	-
Common stock	76,670,750	-	-
Separate account	-	22,711,150	-
Collective trust - Short-term investment fund	-	11,628,678	-
Collective trusts – bonds	-	97,278,915	-
Collective trusts – balanced	-	18,627,397	-
Investment and wrap contracts	-	-	4,065,691
	$ 514,843,111	$ 150,246,140	$ 4,065,691

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2013, including the reporting classifications for the applicable gains and losses included in the 2013 statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2013	$ 4,065,691
Included in change in net assets available for benefits:	
Interest income on investment contracts held at year-end	125,258
Net unrealized appreciation in fair value of guaranteed Investment and wrapper contracts held at end of year*	20,529
Purchases	-
Settlements	-
Ending balance, December 31, 2013	$ 4,211,478

* Net unrealized appreciation of the Plan's fully benefit-responsive guaranteed investment contracts and wrapper contract applicable to its synthetic investment contract is reported as increase in investments and an offsetting adjustment from fair value to contract value reported in the 2013 statement of net assets available for benefits, with no effect on the 2013 change in net assets available for benefits.

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the Merged ESOPs, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the Merged ESOPs is as follows:

	December 31, 2013		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
The Hillshire Brands Company common stock	$ 65,574,736	$ 83,724,363	$ 149,299,099
Investment in collective trust - short-term investment fund	1,579,047	9	1,579,056
Total investments	67,153,783	83,724,372	150,878,155
Dividends receivables	293,985	461,115	755,100
Other receivables	48	5	53
Total assets	67,447,816	84,185,492	151,633,308
Liabilities	(15,522)	(50,890,754)	(50,906,276)
Net assets	$ 67,432,294	$ 33,294,738	$ 100,727,032

	December 31, 2012		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
The Hillshire Brands Company common stock	$ 43,488,822	$ 60,571,971	$ 104,060,793
DE Master Blenders common stock	57,738,848	18,931,902	76,670,750
Investment in collective trust - short-term investment fund	3,853,770	265,780	4,119,550
Total investments	105,081,440	79,769,653	184,851,093
Other receivables	669,799	859,146	1,528,945
Short-term interest receivable	331	216	547
Total assets	105,751,570	80,629,015	186,380,585
Liabilities	(356,694)	(58,853,284)	(59,209,978)
Net assets	$105,394,876	$ 21,775,731	$ 127,170,607

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Year ended December 31, 2013		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 27,966,492	$ 15,489,518	$ 43,456,010
Participant contributions	1,591,764	-	1,591,764
Company contributions	997,289	9,889,873	10,887,162
Distribution to participants	(6,508,725)	-	(6,508,725)
Transfers to other funds	(72,343,824)	-	(72,343,824)
Allocation of shares	10,332,308	(10,332,308)	-
Interest expense	-	(3,527,238)	(3,527,238)
Admin expenses	2,114	(838)	1,276
Total	$ (37,962,582)	$ 11,519,007	$ (26,443,575)

At December 31, 2013 and 2012, approximately 21% and 17%, respectively, of the Plan's net assets were invested in Company common stock through investment in the HBC Investment Trust.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the HBC Investment Trust, are held in notes receivable from participants; investments managed by The Northern Trust Company, the trustee of the Plan; and investments managed by Invesco Group Trust, the investment manager of the Interest Income Fund; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note F). The notes payable to the Company also constitute party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Plan pays certain administrative costs of the Plan; these transactions qualify as party- in- interest.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts. In addition, the Company reverses the right to amend or modify the Plan from time to time to the extent permitted by applicable law.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2013	2012
Net assets available for benefits per the financial statements	$ 708,193,889	$ 618,967,115
Amounts due to participants	(126,898)	(341,351)
Adjustment between contract value and fair value of benefit responsive investment contracts	3,647,765	7,877,195
Net assets available for benefits per the Form 5500	$ 711,714,756	$ 626,502,959

The following is a reconciliation of the net increase per the financial statements to net income per the Form 5500 for the year ended December 31, 2013:

	Year ended December 31, 2013
Increase in net assets available for benefits per the financial statements	$ 89,226,774
Amounts allocated to withdrawing participants at end of year	(126,898)
Amounts allocated to withdrawing participants at beginning of year	341,351
Change in difference between contract value and fair value of benefit responsive investment contracts	(4,229,430)
Net gain per the Form 5500	$ 85,211,797

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE J – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 17, 2013, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Under the modified cash basis of accounting, the Plan would disclose, rather than recognize, the liability. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Additionally, the Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.



SUPPLEMENTAL SCHEDULE

The Hillshire Brands Company 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
December 31, 2013

Name of plan sponsor: Hillshire Brands Company
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d)** Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.25% - 9.50%	$ -	$ 16,977,205
			$ -	$ 16,977,205

* Party-in-interest as defined by ERISA Section 3(14).
** Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2014

THE HILLSHIRE BRANDS COMPANY 401(K) PLAN

By: ______________________________

Ryan Egan
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 033-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Hillshire Brands Company of our report dated June 20, 2014 appearing in this Annual Report on Form 11-K of the Hillshire Brands Company 401(k) Plan for the year ended December 31, 2013.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2014